UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM SD
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SPECIALIZED DISCLOSURE REPORT

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Aramark
(Exact name of Registrant as Specified in its Charter) ____________________________
Delaware		001-36223	20-8236097
(State or other Jurisdiction of Incorporation)		(Commission File Number)	(IRS Employer Identification No.)

2400 Market Street			19103
Philadelphia,	Pennsylvania
(Address of Principal Executive Offices)			(Zip Code)

Lauren A. Harrington
Senior Vice President and General Counsel
(215)	238-3000
(Name and telephone number, including area code, of the person to contact in connection with this report.)
__________________________
Check the appropriate box below to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:
☒     Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1, 2023 to December 31, 2023.

Section 1 - Conflict Minerals Disclosure
Item 1.01 - Conflict Minerals Disclosure and Report
Conflict Minerals Disclosure
Aramark (the “Company”) is a leading global provider of food and facilities services to education, healthcare, business and industry, and sports, leisure and corrections clients. Our core market is the United States, which is supplemented by an additional 14-country footprint serving many of the fastest growing global geographies. Subsequent to the end of fiscal 2023, we completed the previously announced separation of our Uniform segment into an independent publicly traded company, Vestis Corporation ("Vestis"), on September 30, 2023. Today, we operate our remaining Food and Support Services business in two geographic reportable segments split between our United States and International operations. Prior to the separation, we operated our business in three reportable segments that shared many of the same operating characteristics: Food and Support Services United States, Food and Support Services International and Uniform and Career Apparel.

This Form SD disclosure is presented to comply with Rule 13p-1 under the Securities Exchange Act of 1934, as amended (“Rule 13p-1”). Pursuant to Rule 13p-1, the Company undertook to determine whether the products it manufactured or contracted to manufacture during the period beginning January 1, 2023, and ending December 31, 2023, including within the Uniform segment prior to the separation, contained conflict minerals necessary to the functionality or production of such products. “Conflict minerals” are defined as cassiterite, columbite-tantalite, gold, wolframite and their derivatives, which are limited to tin, tantalum, and tungsten (“3TG”).

The Company evaluated its products to determine whether any such products may contain 3TG. Based on this review, the Company determined that, in 2023, and prior to the separation of the Uniform segment, it manufactured or contracted to manufacture: (1) certain uniform and other garments and work clothes that contain metal components, such as certain zippers and snaps, and (2) certain metal equipment, such as tables, trays, and baskets, in each case, that may contain 3TG that may be necessary to the functionality or production of these products (such products or components of such products, the “Covered Products”). The Company worked with its suppliers to determine whether any of the Covered Products contain 3TG. The Company received responses from the vast majority of its suppliers that were identified as having (a) manufactured certain of the Covered Products for the Company or (b) supplied materials that were used by the Company in its manufacturing of certain of the Covered Products. Following this review, the Company determined that tin is necessary to the functionality or production of certain of the Covered Products. The Company conducted a reasonable country of origin inquiry to determine whether any of the tin contained in the Covered Products originated in the Democratic Republic of the Congo, Angola, Burundi, Central African Republic, the Republic of the Congo, Rwanda, South Sudan, Tanzania, Uganda, and Zambia (together, the “Covered Countries”) or from recycled or scrap sources. The Company’s primary means of determining the country of origin of the tin contained in the Covered Products was conducting supply chain inquiries based on the Conflict Minerals Reporting Template developed by the Responsible Minerals Initiative with the Company’s direct suppliers of the Covered Products that contain tin eliciting, as applicable, information regarding (i) the presence of tin contained in materials supplied to the Company, (ii) the refiner or smelter of the tin, (iii) the country of origin of the tin, (iv) whether the tin came from scrap or recycled sources, and (v) other relevant information regarding the supplier’s (or its suppliers’) practices concerning 3TG. The Company reviewed and evaluated responses received from its inquiries and followed up by phone or email where necessary.

Based on the reasonable country of origin inquiries described above, the Company has in good faith concluded that it has no reason to believe that the tin contained in materials, components or products supplied to the Company and included in the Covered Products for the period covered by this report (i) originated in any of the Covered Countries or (ii) came from recycled or scrap sources.

In accordance with the requirements under Rule 13p-1, the above disclosure is also available on the Company’s website at https://aramark.gcs-web.com/financial-information/sec-filings.

Item 1.02 - Exhibit
Not applicable.

Section 2 - Exhibits
Item 2.01 - Exhibits
None.

SIGNATURES

    Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Aramark

Date:	May 30, 2024	By:	/s/ LAUREN A. HARRINGTON
		Name:	LAUREN A. HARRINGTON
		Title:	Senior Vice President and
General Counsel